

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 9, 2008

<u>via U.S. mail</u>

Mr. Shulin Liu
Chief Executive Officer
Yanglin Soybean, Inc.
99 Fan Rong Street, Jixian County, Heilongjiang 155900
People's Republic of China

> **Re: Yanglin Soybean, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 12, 2008**
> **File No. 333-150822**
>
> **Annual Report on Form 10-K**
> ** for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-52127**

Dear Mr. Liu:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   In your amended filing, please provide the required disclosure and checkbox regarding the registrant's status as a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company.

3.   We note your disclosure that your agent for service of process is located in China. Please disclose whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, any of your officers and directors, or Albert Wong & Company, LLP, and whether investors may enforce these civil liability provisions given that your assets and these other persons are located outside of the United States.

Your disclosure should address the following matters:

- an investor's ability to effect service of process within the United States on you or any of the above-referenced individuals;

- an investor's ability to enforce judgments obtained in U.S. courts against you or the above-referenced individuals based upon the civil liability provisions of the U.S. federal securities laws;

- an investor's ability to enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; and

- an investor's ability to bring an original action in an appropriate foreign court to enforce liabilities against you or any of the above-referenced individuals based upon the U.S. federal securities laws.

If you provide this disclosure based on an opinion of counsel, please name counsel in the prospectus and file as an exhibit to your registration statement a signed consent of counsel to the use of its name and opinion.

Please add related risk factor disclosure, if appropriate.

4.   Please provide the information required by Item 102 of Regulation S-K. We note the disclosure under the heading "Properties" that you provided in your current report on Form 8-K filed on October 10, 2007 regarding your properties.

5.   Please disclose in this filing the information required by Item 403 of Regulation S-K.

6.   Please advise whether your prospectus will include all documents that are referenced as "attached" or "annexed," such as the Certificate of Designations for your Series A Convertible Preferred Shares and your Certificate of Designations for your Series B Preferred Shares. If such documents will not be attached, please revise your disclosure accordingly.

7.   Please update the financial statements included in your registration statement to comply with Rule 3-12 of Regulation S-X.

Prospectus Summary, page 5

Our Company, page 5

8.   Please provide independent support for your statement that Heilongjiang Yanglin Soybean Group Co. Ltd. ("Yanglin") is one of the largest and most integrated non state-owned enterprises engaged in manufacturing non-genetically modified soybean-based products in the People's Republic of China.

Organizational History, page 5

9.   Similar to the disclosure found in the Form 8-K filed October 10, 2007, please disclose in the prospectus why you used contractual arrangements to gain control of Yanglin rather than a direct acquisition of Yanglin's assets or outstanding securities.

10.   We note your disclosure at page 3 of your current report on Form 8-K filed on October 10, 2007 that certain of the transactions contemplated in the contractual agreements related to your acquisition of control over Yanglin had not yet been consummated. Please provide updated disclosure in your registration statement regarding the status of the identified additional steps, filings and registrations that were required.

Risk Factors, page 6

11.   Please reference in this summary of risk factors the risks that you have disclosed in your Risk Factors section regarding the risks related to doing business in China.

Risk Factors, page 8

Cautionary Statement Regarding Future Results, Forward-Looking Information and
Certain Important Factors, page 8

12.   Because you issue penny stock, the safe harbor the Private Securities Litigation
        Reform Act of 1995 provides does not apply to you. If you retain this section,
        please revise it to eliminate (1) references to Section 27A of the Securities Act of
        1933, (2) references to Section 21E of the Securities Exchange Act of 1934, and
        (3) any suggestion that the statements to which you refer are "forward looking
        statements" within the meaning of federal securities law. We refer you to
        Securities Act Section 27A in general and Section 27A(b)(1)(C) in particular.

Risks Related to Our Management and Internal Control, page 11

It will probably cost a long time to establish adequate management and internal
controls…, page 11

13.   Please tailor this risk factor to disclose the deficiencies and weaknesses in your
        disclosure controls and procedures and internal control over financial reporting
        that you identified in your annual report on Form 10-K for the year ended
        December 31, 2007. In addition, please address the risk that you may be unable
        to comply with the Sarbanes-Oxley Act's internal controls requirements, and
        therefore may not be able to obtain the independent auditor certifications that the
        Sarbanes-Oxley Act requires publicly-traded companies to obtain.

Risks Related to Doing Business in China, page 13

14.   Please add risk factor disclosure, if applicable, regarding Chinese restrictions on
        foreign investment.

15.   Please add risk factor disclosure regarding the risk that the contractual agreements
        through which you have established control of Yanglin may not be as effective in
        providing operational control as direct ownership of Yanglin. Please also
        reference such risk factor disclosure in your summary of risk factors at page 6.

16.   We note the disclosure in note 3 of your notes to consolidated financial statements
        that your bank deposits are all conducted with banks in China where there is
        currently no rule or regulation mandated on obligatory insurance of bank
        accounts. If material, please add related risk factor disclosure.

We may be unable to distribute our assets, page 15

17.   Please revise the heading of this risk factor to include the restrictions on dividends

identified in the text of the risk factor. In addition, please disclose, or provide a cross-reference to disclosure set forth at page 35 regarding the restrictions on dividends that relates to the requirement to first establish reserves.

We may be treated as a resident enterprise…, page 15

18.   Please update the disclosure set forth in this risk factor to reflect the fact that the January 1, 2008 effective date for the Enterprise Income Tax Law, as described in your filing, has passed. Please disclose the resulting risks.

We have limited business insurance coverage in China, which could harm our business, page 15

19.   We note your disclosure at page 43 of your current report on Form 8-K filed on October 10, 2007 that you have inadequate insurance coverage. Such risk factor disclosure was not limited solely to your limited business insurance coverage. Please expand the risk factor in your registration statement to address all such risks.

Risks Related To The Market For Our Stock, page 16

We may not be able to achieve and maintain an effective system of internal control…, page 17

20.   Please update this risk factor to reflect the fact that you have filed your 10-K for the fiscal year ended December 31, 2007 and your management has evaluated your disclosure controls and procedures and internal control over financial reporting.

We may require additional capital…, page 17

21.   Please provide a separate risk factor that addresses the risk of dilution to your shareholders resulting from your future capital raising and the conversion of outstanding shares of preferred stock and warrants, including a reference to the related registration rights that have been granted to holders of outstanding securities.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 20

Major Performance Factors, page 21

22.   Please provide independent support for your statement that your price is usually more competitive than that of your major rivalry because you have higher

operating efficiency and better control over cost.

Gross Profit, page 22

23.   Please disclose in this section when you expect to launch the "high-end products" referenced.

Quantitative and Qualitative Disclosures About Market Risk, page 37

24.   We note that you provide a qualitative discussion about market risk as it pertains to interest rate risk, foreign currency exchange risk and commodity price risk. However, it does not appear that you have provided the quantitative disclosures required by Item 305 of Regulation S-K, requiring at least one of the three disclosure alternatives.

25.   When discussing interest rate risk, you state that you do not have any long-term debt. However, we note you present long term debt due to banks on your balance sheet and details at Note 12. Please resolve this inconsistency.

        In addition, please insert a tabular disclosure of your contractual obligations, as required by Item 303(a)(5) of Regulation S-K, including your obligations under bank loans, operating and capital leases, and other arrangements.

Business, page 38

26.   Please describe the material terms of the agreements by which you have obtained control over Yanglin, including the consignment agreements, the exclusive purchase option agreement, the registered trademark transfer agreement, the trademark licensing agreement, and the consigned management agreement.

27.   Please provide independent support for your disclosure at page 40 that you believe it is the increased consumption of soybean and palm oil in the People's Republic of China and India that is to account for the bulk of the growth in global consumption of oils and fats.

28.   In addition, please ensure that the materials that you cite in support of the statements that you make in your filing present the referenced information in English. For example, the website cited in support of the graph provided at page 41 does not include any English translations. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use

of the information in the prospectus and to the reference to that firm should be
obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item
601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may
adopt these statements as your own.

29.   Provide the basis for your belief that a growing number of consumers prefer their
        soybean products to be made from non-genetically modified soybeans, and that
        there are potential health issues associated with genetically modified soybean
        products.

Government Support for the Soybean Industry, page 41

30.   Please identify the measures that the Chinese government has taken to promote
        industries that produce non-genetically modified soybean food products.

Our Suppliers of Soybeans, page 44

31.   Please provide a basis for your statement that "Yanglin" soybeans "provide higher
        oil yield." Disclose what you are comparing the "Yanglin" soybeans to when you
        say the oil yield is "higher."

Our Competitors, page 46

32.   Discuss in better detail your statement that you do not compete with companies
        that produce genetically modified soybeans products. For example, discuss
        whether your customers purchase exclusively non-genetically modified soybean
        products and whether your distribution channels handle only non-genetically
        modified soybean products. Discuss how your market is distinct from that of the
        genetically modified soybean market, such as whether you have different product
        categories or price points.

Management, page 52

33.   If applicable, please provide the information required by Items 401, 402 and 403
        regarding the executive officers and directors of Yanglin Soybean, Inc. If the
        disclosure you have provided is applicable to both Heilongjiang Yanglin Soybean
        Group Co. Ltd. ("Yanglin") and Yanglin Soybean, Inc., please clarify as such.

34.   Please disclose the business experience of each of your officers and directors,
        without gaps. For example, please disclose how long Mr. Liu has served as the
        chief executive officer of Yanglin and the period during which Mr. Miao served
        as the managing director of Yuehai Zhongcheng Mechanical and Electrical
        Equipment Company.

35.   Please identify the principal business of Redwood Capital Inc., Qingdao Haoke
        Family Products and Heilongjiang Sanjiang Food Company. See Item 401(e) of
        Regulation S-K.

Executive Compensation, page 53

36.   Please identify the peer companies that you considered in establishing the base
        salaries for your named executive officers. See Item 402(b)(2)(xiv).

37.   Please disclose the material terms of each named executive officer's employment
        agreement, including the circumstances in which you can terminate each such
        employment agreement. See Item 402(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 56

38.   Please provide the information required by Item 404 of Regulation S-K with
        respect to your consignment agreements with Mr. Liu and Ms. Ding, and your
        arrangements regarding the purchase of the "Yanglin" soybean seeds from a
        company that is owned and managed by Mr. Liu.

39.   Please update the information under the heading "Mass Harmony Financial
        Consulting Agreement."

40.   Please disclose in better detail whether interested directors would recuse
        themselves in the review and approval of related party transactions. Disclose
        whether your policies and procedures for review of related party transactions are
        in writing and, if not, how such policies and procedures are evidenced. See Item
        404(b)(1)(iv). Provide risk factor disclosure as appropriate.

Selling Stockholders, page 57

41.   Please disclose the material terms of your registration rights agreements, your
        securities escrow agreement, your Series A Convertible Preferred Stock purchase
        agreement, your lock-up agreement and your investor and public relations escrow
        agreement. In addition, please file the investor and public relations escrow
        agreement with Vision Opportunity Master Fund, Ltd. as an exhibit to your
        registration statement.

42.   Please disclose whether you have been required to pay liquidated damages for
        failure to timely file a resale registration statement as required by the Registration
        Rights Agreement, and if so, the amount of the damages.

43.   Please clarify, if true, that the "Shares Beneficially Owned Prior to the Offering"
        include shares of common stock issuable upon conversion of the Series A

Convertible Preferred Stock.

44.   Please clarify, if true, that the "Shares to be offered" by each stockholder are comprised of common stock issuable upon conversion of the Series A Convertible Preferred Stock.

Changes in Accountants, page 64

45.   Please disclose whether your board of directors approved or recommended the dismissal of S.W. Hatfield, CPA and the retention of Samuel H. Wong & Company, LLP. See Item 304(a)(1)(iii) of Regulation S-K.

Signatures, page 70

46.   We note that there are no dates provided with the signatures in your filing. Please ensure that your amended registration statement properly indicates the dates on which your officers and directors signed such document.

Financial Statements, page F-1

Consolidated Statements of Income and Comprehensive Income, page F-5

47.   We note you present "Income from continuing operations" on your statements of income, although you do not also present discontinued operations, which should be included to distinguish operating results associated with each, following the guidance in paragraph 43 of SFAS 144. In addition, gains and losses on the disposal of fixed assets should be included in income from operations to comply with paragraph 45 of SFAS 144.

Consolidated Statements of Stockholders' Equity, page F-6

48.   At Note 14 you state that you have retroactively restated your balance sheets to reflect the reverse merger recapitalization transaction that occurred on October 32, 2007. However, it does not appear that you have retroactively adjusted the historical stockholders' equity of the accounting acquirer to reflect the exchange ratio and any difference in the par value of the stock, as would ordinarily be required.

Share activity of the accounting acquirer in a reverse merger should be recast using the ratio of shares issued by the legal acquirer in the reverse merger over shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split. In addition, common stock and additional paid in capital should be adjusted for any difference in the par value of stock.

Further, it does not appear that your consolidated statement of stockholders equity for the year ended December 31, 2007 reflects the assumption of any assets or liabilities of Yanglin Soybean, Inc, formerly Victory Divide Mining Company. We ordinarily expect that the entry to record a reverse merger recapitalization would require an adjustment to additional paid in capital for the net assets (liabilities) of the shell entity acquired.

Please revise your statements of stockholders' equity accordingly. You may refer to the guidance in Section I.F of the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074

Please note the reference on our website to guidance issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants, which we believe is compatible with U.S. GAAP in this area, and is available in EIC 10.

Note 1 – Organization and Principal Activities, page F-8

49.   On page 21 you state that Faith Winner Investments Limited formed Faith Winner (Jixian) Agriculture Development Company. However, at Note 1 you state that Faith Winner Investments Limited acquired Faith Winner (Jixian) Agriculture Development Company. Please clarify within your disclosure how Faith Winner (Jixian) Agriculture Development Company came to be the wholly owned subsidiary of Faith Winner Investments Limited. In addition, please disclose the date Faith Winner (Jixian) Agriculture Development Company entered into the agreements with Heilongjiang Yanglin Soybean Group Co. Ltd.

50.   We note that in following the guidance in FIN 46(R), you have identified Heilongjiang Yanglin Soybean Group Co. Ltd. as a variable interest entity, and your indirectly wholly owned subsidiary, Faith Winner (Jixian) Agriculture Development Company as the primary beneficiary. Accordingly, you have included this variable interest entity in your consolidated financial statements. Please submit the analysis that you performed in reaching these conclusions, and address each of the following points. Please be sure to identify the specific provisions within the agreements that support your conclusions.

(a) Tell us of any regulations imposed or entitlements held by governing authorities that may inhibit your ability to exercise effective control of this entity, not withstanding your contractual agreements.

(b) Explain why Heilongjiang Yanglin Soybean Group Co. Ltd. does not fall under any of the scope exceptions outlined in paragraph 4(h) of FIN 46R.

(c) Provide specific details about your obligation to absorb the majority of the losses and your right to receive the majority of the expected residual benefits of Heilongjiang Yanglin Soybean Group Co. Ltd., with reference to the specific sections of the agreements governing these obligations and rights.

(d) Please describe the amount and form of any consideration negotiated in conjunction with the contractual agreements between Faith Winner (Jixian) Agriculture Development Company and Heilongjiang Yanglin Soybean Group Co. Ltd.

(e) It appears you have accounted for this transaction as a reorganization of entities under common control, as described in paragraph 19 of FIN 46R. Please submit further details about the ownership of these two entities prior to entering into the contractual arrangements, which established Faith Winner (Jixian) Agriculture Development Company as the primary beneficiary. It should be clear how your conclusions are consistent with the guidance in EITF 02-5, for identifying entities that are under common control.

(f) Tell us whether Heilongjiang Yanglin Soybean Group Co. Ltd. is a self supporting business. Please explain the basis for your view, with reference to the guidance in paragraphs 5(a), 9 and 10 of FIN 46(R), and indicate the extent and conditions under which its shareholders intend to invest additional capital in the company.

(g) Please tell us whether you can sell your rights in the agreements with Heilongjiang Yanglin Soybean Group Co. Ltd. to others, including unrelated parties, without prior approval from this entity or other parties; and if not, explain the process of identifying Faith Winner (Jixian) Agriculture Development Company as the primary beneficiary, relative to the guidance in paragraphs 14, 16(d), and 17 of FIN 46(R).

(h) We note that Faith Winner (Jixian) Agriculture Development Company has an exclusive option agreement with the shareholders of Heilongjiang Yanglin Soybean Group Co. Ltd. to purchase a portion or all of their equity interests in Heilongjiang Yanglin Soybean Group Co. Ltd. Tell us how the call option price would be determined and how it would compare to both the fair value and book value at the date of the agreement. Please also tell us whether Faith Winner (Jixian) Agriculture Development Company actually intends to purchase Heilongjiang Yanglin Soybean Group Co. Ltd., if permitted by Chinese law.

51.   Please confirm that you have filed as exhibits all relevant agreements related to the contractual relationship existing between Faith Winner (Jixian) Agriculture Development Company and Heilongjiang Yanglin Soybean Group Co. Ltd, if true.

Note 9 – Intangible Assets, Net

52.   Please disclose an estimate of what your aggregate amortization expense will be for each of the five succeeding fiscal years as required by paragraph 45(a)(3) of SFAS 142

Note 13 – Preferred Stock and Warrants, page F-22

53.   We note you allocated a portion of the proceeds received from the issuance of the Series A preferred stock to a beneficial conversion feature. As indicated in paragraph 8 of EITF 98-5, discounts resulting from the allocation of proceeds to beneficial conversion features are analogous to dividends. Generally dividends on those preferred stocks and accretions of their carrying amounts cause income applicable to common stock to be less than reported net income. Please tell us why you have not presented net income applicable to common shareholders on your statement of income for the fiscal year ended December 31, 2007, as would ordinarily be required following the guidance in SAB Topic 6:B and paragraph 9 of SFAS 128.

Note 17 – Income Taxes, page F-24

54.   We note you have been exempt from income tax for all financial statement periods presented. Please disclose the aggregate dollar and per share effects of this tax exemption to comply with the guidance in SAB Topic 11:C.

Note 20 –Product Segment, page F-25

55.   It does not appear that you have provided all the segment disclosures required by SFAS 131. For example, you do not disclose total assets for each reportable segment. Please review the disclosure requirements outlined in paragraphs 25 through 32 of SFAS 131, and expand Note 20 to provide all applicable segment disclosures.

In addition, the consolidated segment results for the fiscal years ended December 31, 2005 and 2004 do not reconcile to the gross profit amounts appearing on the statements of income for these periods. Please revise your segment disclosures to comply with paragraphs 25(c) and 32 of SFAS 131.

Exhibits

Exhibit 10.3

56.   Please file an English translation of your consulting agreement with Mass Harmony Asset Management Limited.

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

General

57.   Certain comments written on your registration statement also pertain to the accounting and disclosures in your Form 10-K for the fiscal year ended December 31, 2007, and may apply to your subsequent interim reports. Please make corresponding changes to your periodic reports, as necessary to address material issues. If you believe an amendment is required, please contact us in advance to make appropriate arrangements.

Controls and Procedures, page 45

58.   It is unclear whether management has completed an assessment of your internal control over financial reporting or performed an evaluation of your disclosure controls and procedures. Although some aspects of disclosure controls and procedures may overlap with internal controls over financial reporting, these terms are defined differently and separate evaluations to assess their effectiveness are required by the Exchange Act.

Rule 13a-15(b) requires management to evaluate the effectiveness of your disclosure controls and procedures as of the end of each annual and interim period, while Rule 13a-15(c) requires management to evaluate the effectiveness of your internal control over financial reporting as of the end of each fiscal year. Please provide the disclosures required under Items 307 and 308(a) of Regulation S-K.

59.   You state that your Chief Executive Officer and Chief Financial Officer evaluated your disclosure controls and procedures and concluded that your disclosure controls and procedures contained significant deficiencies and material weaknesses. Please disclose whether your certifying officers concluded that your disclosure controls and procedures were effective or not effective as of the end of

the period covered by this report. If your disclosure controls and procedures were determined to be effective, disclose how this conclusion was reached in light of the material weaknesses identified. If the conclusion was not effective, present that conclusion clearly (e.g. do not say such controls and procedures are effective *except for* the matters described).

60.   We note your disclosure regarding the remediation initiatives that you intend to implement. Please expand your disclosure here and in your quarterly report for the quarter ended March 31, 2008 to address whether there is an established timeline for implementing such remedial measures. In addition, please expand your disclosure in your annual report and such quarterly report to provide quantitative information regarding the cost of such remedial actions.

61.   Rather than stating that "Other than the remediation measures described above… there was no change in our internal controls over financial reporting," please affirmatively state that there were changes and discuss those changes.

62.   As this is not an element of disclosure controls and procedures or internal control over financial reporting, please delete the statement at page 46 of your annual report that your management believes that the consolidated financial statements included in your annual report fairly present in all material respects the your financial condition, results of operations and cash flows for the periods presented and that the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

        In addition, please delete similar language that appears at page 44 of your quarterly report for the quarterly period ended March 31, 2008.

Exhibit 31

63.   The company should be referred to as Yanglin Soybean Inc. in the certifications, since they have been signed and dated subsequent to the date you changed the name of the company from Victory Divide Mining Company.

                                        * * * * *

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly

Mr. Shulin Liu
Yanglin Soybean, Inc.
June 9, 2008
Page 15

facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Gallagher
        K. Hiller
        L. Nicholson

        <u>via facsimile</u>

        Jiannan Zhang, Esq.
        86 (10) 6599 7300